Mail Stop 6010
      February 22, 2006

Mr. Gordon A. Ulsh
President and Chief Executive Officer
Exide Technologies
13000 Deerfield Parkway, Building 200
Alpharetta, Georgia 30004

		RE: 	Exide Technologies
      Form 10-K for the fiscal year ended March 31, 2005
      Filed June 29, 2005
      Amendment No. 1 to Form 10-K
      Filed November 10, 2005
Forms 10-Q for the quarterly periods ended June 30, September 30,
and
December 31, 2005
Amendment No. 1 to Form 10-Q for the quarterly period ended June
30,
2005
			File No.  1-11263

Dear Mr. Ulsh:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Amendment No. 1 to Form 10-K for the fiscal year ended March 31,
2005
and Amendment No. 1 to Form 10-Q for the quarterly period ended
June
30, 2005


1. We note that you amended your Form 10-K and Form 10-Q to file the proper certifications in exhibits 31.1 and 31.2. Since these certifications relate to the entire filing, the amendment must include the entire filing. Please revise your Form 10-K and Form 10-
Q to include the entire filing together with the certifications of each of your current CEO and CFO. Refer to question 17 of Sarbanes
Oxley Act of 2002: Frequently Asked Questions - November 2002, which is available on our website.


Form 10-K for the fiscal year ended March 31, 2005 and Forms10-Q for
the quarterly periods ended June 30, September 30 and December 31,
2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations


2. We note that you combine the predecessor and successor financial statements for purposes of your MD&A presentation. Please amend your
Form 10-K and Forms 10-Q to include a discussion and analysis of your historical U.S. GAAP based financial statements and remove your non-
GAAP based discussion and presentation, or revise that presentation to comply with Item 10 of Regulation S-X with respect to each non-GAAP measure presented. Please also note that pro forma presentations of information should comply with Article 11 of Regulation S-X.


Form 10-K for the fiscal year ended March 31, 2005

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 23

Contractual Obligations, page 44


3. Please revise the following items in your contractual obligation disclosure in future fillings or tell us why no revision is necessary:

* Separately present your long term debt and capital lease obligations;
* Please tell us why it is appropriate to assume that the Company obtained a waiver of the Credit Agreement default resulting from your going concern qualification for purposes of the presentation in the table;
* Include disclosures for all other long term liabilities reflected on your balance sheet at March 31, 2005;
* Please tell us and disclose why you do not project interest payments for periods after 2010, and
* Please tell us why you reflect "unconditional purchase obligations" in the table and not "purchase obligations" as defined by Item 303(a)(5) of Regulation S-K.


Note 3 - Summary of Significant Accounting Policies, page F-14

Warranty and Returns, page F-16


4. Please tell us and revise future filings to separately disclose your accounting policy for warranties and sales returns, since different accounting and authoritative literature applies to each. Also it appears as though your rollforward on page F-45 combines your warranty and sales return rollforwards.  Please provide us with
and
revise future filings to separately present your warranty and sales
return rollforwards.  For reference see paragraph 14(b) of FIN 45
and
Rule 12-09 of Regulation S-X.   Additionally please tell us why
you
reduce sales for warranty costs and not cost of sales, citing any authoritative literature upon which you relied.


Revenue Recognition, page F-17


5. We see from your disclosures on page 25 that you obtain spent-batteries from your customers. Please describe the significant terms and conditions of those transactions. Additionally, please provide us with sample journal entries showing how you account for these transactions and cite the accounting literature upon which you relied. Explain how you applied that literature to your facts and circumstances. Provide quantitative information to help us understand the significance of these transactions to your financial statements for each period presented.


Note 4 - Warrants, page F-19


6. Please address the following with respect to your warrants liability:

* Please explain how you analyzed the warrants under SFAS 150 and EITF 00-19. Tell us whether or not you considered SFAS 133;
* Please tell us and revise future filings to disclose the valuation method used and all significant assumptions for your initial valuation, including clarifying how you applied Black Scholes "principles" to ascribe a fair value to the warrants that reflects the underlying enterprise value of the company; and
* Please tell us why you used quoted market prices for the valuation of the warrants as of March 31, 2005 and whether the warrants are actively traded. Tell us the quoted market price used for each warrant. Explain why you used a different valuation method as of March 31, 2005 from the one used to initially value the warrants. Discuss why you believe it is reasonable that the warrants decreased in value by $63.1 million from May 6, 2004 to March 31, 2005.

Note 5 - Fresh Start Reporting, page F-21


7.	We note that your "estimated enterprise value" of $1,500,000,
"served as the basis for the Plan approved by the Bankruptcy
Court"
and that you used that figure "to determine the reorganization value, which was estimated at $2,729,404." Please explain in further detail how you determined the reorganization value of the company and how that value meets the requirements of paragraphs 9 and 36 - 38 of SOP
09-7.


8.	We also note that "[t]he estimated fair values of the
Company`s
assets and liabilities were based upon the work of independent appraisers and actuaries, as well as internal valuation estimates of future cash flows discounted at appropriate current rates."
Please
note that since you incorporate your Form 10-K by reference in a registration statement you are required to identify the appraisal firm under "Experts" and include their consent in the registration statement. Alternatively you may revise your future filings to clearly disclose that management is primarily responsible for estimating for reorganization value. We will not object if you wish to state, in revised disclosure, that management considered a number of factors, including valuations or appraisals, when estimating reorganization. Regardless of your decision, your disclosure should clearly indicate that management is responsible for the valuation. Please revise future filings accordingly.


9.	Please tell us and revise future filings to include all of
the
disclosures required by paragraph 39 of SOP 90-7, including all significant matters relating to the determination of reorganization value, such as

* The method or methods used to determine reorganization value and factors such as discount rates, tax rates, the number of years for which cash flows are projected, and the method of determining terminal value;
* Sensitive assumptions-that is, assumptions about which there is a reasonable possibility of the occurrence of a variation that would have significantly affected measurement of reorganization value; and
* Assumptions about anticipated conditions that are expected to be different from current conditions.


Note 11 - Accounting for Goodwill and Intangibles, page F-28


10.	We see that on December 31, 2004, you wrote off your entire
goodwill balance of $388.5 million which was established in connection with your fresh start accounting on May 6, 2004.
Please
tell us and revise future filings to disclose your method and significant assumptions used in calculating your impairment loss. Please also include a detailed description of the underlying factors that led to such a significant impairment charge between May and December of 2004.


11.	Additionally please tell us how your other intangible assets were assessed for recoverability when you recorded your goodwill impairment charge. Please tell us the specific facts, assumptions, and estimates you considered in your impairment analysis supporting your conclusion that no impairment of your other intangible assets existed.


12.	As a related matter please tell us why you determined that
your
trademarks and trades names have indefinite lives.



Note 14 - Debt, page F-29


13.	Please address the following with respect to your $60 million floating rate convertible senior subordinated notes:

* We see that the conversion is "subject to adjustments in certain events." Please tell us and revise future filing to disclose the events that would adjust the conversion price and how the price would be adjusted;
* Please tell us how you considered SFAS 133 and EITF Issue 00-19 in determining that the debt conversion feature is not an embedded derivative that you should separate from the debt host and account for at fair value under SFAS 133; and
* Please then explain how you considered EITF 98-5 and 00-27 with respect to any beneficial conversion feature.


	As appropriate, please amend your Form 10-K for the fiscal year ended March 31, 2005 and Forms10-Q for the quarterly periods ended June 30, September 30 and December 31, 2005, and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3604 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554 with any other questions.

								Sincerely,



								Kate Tillan
								Assistant Chief Accountant


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Gordon A. Ulsh
Exide Technologies
February 22, 2006
Page 7